Exhibit 99.2

February 22, 2023
Jeffrey Dykan
Independent Chairman of the Board
ReWalk Robotics Limited
3 Hatnufa Street, Floor 6
Yokneam Ilit, Israel 2069203

To the Board of Directors of ReWalk Robotics Limited (the “Company”):
As you are aware, The Lind Partners, LLC and its affiliates (“Lind”) is the largest shareholder and a passionate supporter of ReWalk, holding 9,362,017 shares for 15.1% in the Company, based on the information in your public filings. We have owned shares continuously since 2020, and are long term investors.
Like you, we feel the Company is woefully undervalued - its stock price and equity market capitalization trade at a significant discounted by any/all metrics: capital invested to date, cash on balance sheet, value of intellectual property, commercial potential of its products, etc.
Although we value the conversations we have had with directors and members of senior management, and have always been constructive in our engagement with the Company, we have reached a point where we feel compelled to write to you so you can fully appreciate Lind’s concerns.
First, we are trusting you as stewards of the Company’s finite resources to avoid pursuing ill- advised strategic transactions. Too many companies have pursued superficially alluring acquisition strategies that have not benefitted shareholders. To be clear, we at Lind would be extremely skeptical of—and unlikely to support—any merger and acquisition strategy given the Company’s low stock price and other prevailing conditions. Instead, we think your laser focus on pressing issues like, mostly important, reimbursement, sales of the current devices, and the advancement of the Restore device are much more likely to drive share price, the ultimate measure of shareholder benefit and director success.
Next, having a right sized Board of Directors (“Board”) that is periodically refreshed is broadly seen as indicative of good governance. Your current Board would be seen by many as excessively large, particularly for a promising early stage corporation. There may be a real opportunity here to thank long serving directors (some of whom remain from your private company structure) for their past service, while resizing the Board to a more typical number of well qualified directors. If you also refreshed the Board with important skill sets, including the critical ability to communicate clearly with the investor community, you might avoid disruptive and costly proxy contests, which would be good for shareholders in general. Should those directors then use their own funds to purchase Company shares at market prices, imagine the positive message that would send to investors about the Board’s enthusiasm about the future. Decisive action in this area could revitalize the Company, streamline its decision making and contribute to improved market value.
Finally, Management and the Board need to drive home the Company’s successes and potential to the market much more successfully in the future. As excited as Lind is about ReWalk’s recent positive news in Germany, that success failed to register with investors and move the needle as we would have hoped. Even if you think, as we do, that investors don't fully appreciate the commercial potential of the Company's product and the plans for reaching regulatory milestones, ultimately you are accountable for any failure of understanding.  If the Company had appropriate credibility with the street, if the market saw officers and directors properly aligned with shareholders and if spending was rationalized to appropriately preserve capital, we believe that investors would better understand and embrace the Company and its potential, and that share price would move upwards as a result.  This could lead to an increase of cash available to the company as there are more than 17 million dollar of warrants that have an exercise price below $2:00 per share. I note that Lind would likely be more supportive of an acquisition as these warrants are exercised.
We hope you are willing to pursue those goals decisively, and ask that you promptly share this letter with all directors.
Sincerely,
Jeff Easton